Filed by: QAD Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: QAD Inc.

Commission File No. 001- 35013

Date: June 28, 2021

On June 28, 2021, QAD Inc. provided and used the following communications with its customers and partners/vendors:

•         Email to customers from Anton Chilton

•         Customer talking points and Q&A

•         Partner/Vendor talking points and Q&A

QAD Transaction Customer Email

From:	Anton Chilton
To:	QAD Customers
Subject:	QAD’s Next Chapter

Dear Valued Customer,

Today we are beginning an exciting new chapter for QAD. Moments ago, we announced [HYPERLINK TO PRESS RELEASE] that we have entered into a definitive agreement to be acquired by Thoma Bravo, a leading private equity investment firm focused on the software and technology-enabled services sector. We view this transaction as an important opportunity to build on our legacy and help our customers around the world thrive.

Better Positioned to Serve Our Customers

For over four decades, our ability to continually evolve has been integral to our success – and to supporting you in your continued success. We know that now more than ever, you operate in a dynamic and rapidly changing industry, and we take pride in helping you navigate and manage the ever-increasing rate of disruption. Through this commitment to agility and to your success, we’ve grown our company significantly and seized every opportunity to enhance our offering and become an even better partner to you.

This approach will continue to guide us in our next chapter. QAD was built on a foundation of helping others, and as we considered our goals and the path forward, it became clear that partnering with Thoma Bravo and becoming a private company will advance our ability to further grow and serve you for many years to come.

We’re confident that Thoma Bravo is an ideal partner for us. Their team has a deep understanding of the software industry and a highly successful track record of partnering with growth-oriented, innovative companies like ours. Through this transaction, we will gain enhanced flexibility and resources to invest in our expanding growth opportunities, thereby helping you succeed as we do.

Same Strategy, Same Dedicated Team

In terms of next steps, the transaction is expected to close in the fourth quarter of 2021, subject to customary approvals and closing conditions. Following close, we will be a privately held company and our stock will no longer be listed on any public market.

I want to emphasize that while this transaction means we’ll be changing ownership, we aren’t changing our strategy, structure or values. I will continue to lead the Company as CEO, working closely with the rest of the talented QAD management team, and our headquarters will remain in Santa Barbara, California. Pam Lopker, our founder and President, will continue to serve on our Board following the transaction close.

You should also not expect any changes to the way we work with you as a result of today’s announcement. Our team remains as focused as ever on serving you as we always have, and we are committed to ensuring this is a seamless process. Please continue to reach out to your usual contact with any questions.

Finally, thank you for your continued support of QAD. I look forward to building on our partnership.

Sincerely,

Anton Chilton

Chief Executive Officer

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.” Forward-looking statements are often identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “may,” “could,” “should,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target” and “will” and similar words and terms or variations of such. These statements represent current intentions, expectations, beliefs or projections, and no assurance can be given that the results described in such statements will be achieved. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of the Company’s control. Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to, (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vi) the effect of the pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (vii) risks related to diverting management’s attention from the Company’s ongoing business operations; (viii) various risks related to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which may have material adverse effects on the Company’s business, financial position, results of operations and/or cash flows; (ix) adverse economic, market or geo-political conditions that may disrupt the Company’s business and cloud service offerings, including defects and disruptions in the Company’s services, ability to properly manage cloud service offerings, reliance on third-party hosting and other service providers, and exposure to liability and loss from security breaches; (x) uncertainties as to demand for the Company’s products, including cloud service, licenses, services and maintenance; (xi) the possibility of pressure to make concessions on pricing and changes in the Company’s pricing models; (xii) risks related to the protection of the Company’s intellectual property; (xiii) changes in the Company’s dependence on third-party suppliers and other third-party relationships, including sales, services and marketing channels; (xiv) changes in the Company’s revenue, earnings, operating expenses and margins; (xv) the reliability of the Company’s financial forecasts and estimates of the costs and benefits of transactions; (xvi) the Company’s ability to leverage changes in technology; (xvii) risks related to defects in the Company’s software products and services; (xviii) changes in third-party opinions about the Company; (xix) changes in competition in the Company’s industry; (xx) delays in sales; (xxi) timely and effective integration of newly acquired businesses; (xxii) changes in economic conditions in the Company’s vertical markets and worldwide; (xxiii) fluctuations in exchange rates; and (xxiv) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as may be updated or supplemented by any subsequent Quarterly Reports on Form 10-Q or other filings with the SEC. Readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events except as required by law.

Important Information For Investors And Stockholders

This communication is being made in respect of the proposed transaction involving QAD Inc. (the “Company”) and Thoma Bravo, L.P. In connection with the proposed transaction, the Company intends to file the relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder of the Company entitled to vote at the special meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transaction. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at https://ir.qad.com/financial-information/sec-filings. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company and the proposed transaction.

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2021 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 31, 2021, and the proxy statement and other relevant materials that will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction when it becomes available.

QAD Transaction Customer Talking Points and Q&A (for sales team)

Talking Points

What We Announced / Business as Usual

●	We’ve entered into a definitive agreement to be acquired by Thoma Bravo, a leading private equity investment firm focused on the software and technology-enabled services sector.

●	Let me emphasize upfront that you shouldn’t expect any changes to the way we work with you as a result of this announcement.

●	While this transaction means we’ll be changing ownership, we aren’t changing our strategy, structure or values.

●	I’d encourage you to read the announcement press release for additional detail, but I can share some context now on why we think this is an exciting step forward for our company and our customers.

Better Positioned to Serve You

●	We know that now more than ever, you operate in a dynamic and rapidly changing industry, and we take pride in helping you navigate and manage ever-increasing disruption.

●	That’s why we’ve focused on continually evolving – it’s been integral to our success and to supporting you in your continued success.

●	Today’s announcement reflects this commitment.

●

QAD was built on a foundation of helping others, and as we considered our goals and the path forward, it became clear that partnering with Thoma Bravo and becoming a private company will advance our ability to further grow and serve you well into the future.

●

We’re confident that Thoma Bravo is an ideal partner for us. Their team has a deep understanding of the software industry and a highly successful track record of partnering with growth-oriented, innovative companies like ours.

●	Through this transaction, we will gain enhanced flexibility and resources to invest in our expanding growth opportunities, thereby helping you succeed as we do.

Next Steps

●	In terms of next steps, the transaction is expected to close in the fourth quarter of 2021, subject to customary approvals and closing conditions.

●	Until then, we are continuing to operate as a public company.

●	Our entire team is committed to ensuring that this process is seamless. Please don’t hesitate to reach out with any questions.

●	Thank you for your continued support and partnership.

Q&A

1.	What does this mean for me? How will this transaction benefit customers?
●	First and foremost, we aren’t changing our strategy, structure or values. You shouldn’t expect any changes to the way we work with you as a result of this announcement.
●

QAD was built on a foundation of helping others, and as we considered our goals and the path forward, it became clear that partnering with Thoma Bravo and becoming a private company will advance our ability to further grow and serve our customers.

●

As a private company supported by Thoma Bravo, we will have enhanced flexibility and resources to invest in – and capitalize on – our expanding growth opportunities to provide best-in-class software that enables our customers to thrive in a highly dynamic, rapidly evolving environment.

●	In addition, please keep in mind that today’s announcement is just the first step. Until the transaction closes, we are continuing to operate as a public company.
●	Our team is committed to ensuring that this process is seamless.

2.	Why is QAD selling itself? Why now?
●	This transaction is about building on our legacy, helping our strong community of customers and partners thrive and positioning QAD for the next four decades and beyond.
●

As the pace of innovation and change within the manufacturing industry continues to accelerate, Thoma Bravo will work with us to further grow our business, making us even better positioned to serve you.

3.	Why did you choose to partner with Thoma Bravo?
●

Thoma Bravo is one of the largest private equity firms in the world and has a fantastic reputation. They know the software industry well and have a proven track record of partnering with innovative, high-growth software and tech companies like ours to drive value creation.

●	Partnering with Thoma Bravo will give us enhanced flexibility and resources to invest in our expanding growth opportunities, thereby helping you succeed as we do.

4.	How will QAD’s strategy change as a private company / under new ownership?
●	While this transaction means we’ll be changing ownership, we aren’t changing our strategy, structure or values.
●	As a private company owned by Thoma Bravo, we intend to continue operating much as we do today, but with enhanced flexibility and resources to invest in our expanding growth opportunities.
●

We are excited to have the backing and support of Thoma Bravo as we accelerate our efforts to provide best-in-class software that enables our customers to thrive in an increasingly dynamic environment.

5.	When do you expect the transaction to close?
●	The transaction is expected to close in the fourth quarter of 2021, subject to customary approvals and closing conditions.

6.	Should I expect any changes to my contract or company contact? Who can I contact with additional questions?
●	You should not expect any changes to your contract or the way we work with you as a result of this announcement. Please continue to reach out to your usual QAD contact with any additional questions.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.” Forward-looking statements are often identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “may,” “could,” “should,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target” and “will” and similar words and terms or variations of such. These statements represent current intentions, expectations, beliefs or projections, and no assurance can be given that the results described in such statements will be achieved. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of the Company’s control. Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to, (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vi) the effect of the pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (vii) risks related to diverting management’s attention from the Company’s ongoing business operations; (viii) various risks related to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which may have material adverse effects on the Company’s business, financial position, results of operations and/or cash flows; (ix) adverse economic, market or geo-political conditions that may disrupt the Company’s business and cloud service offerings, including defects and disruptions in the Company’s services, ability to properly manage cloud service offerings, reliance on third-party hosting and other service providers, and exposure to liability and loss from security breaches; (x) uncertainties as to demand for the Company’s products, including cloud service, licenses, services and maintenance; (xi) the possibility of pressure to make concessions on pricing and changes in the Company’s pricing models; (xii) risks related to the protection of the Company’s intellectual property; (xiii) changes in the Company’s dependence on third-party suppliers and other third-party relationships, including sales, services and marketing channels; (xiv) changes in the Company’s revenue, earnings, operating expenses and margins; (xv) the reliability of the Company’s financial forecasts and estimates of the costs and benefits of transactions; (xvi) the Company’s ability to leverage changes in technology; (xvii) risks related to defects in the Company’s software products and services; (xviii) changes in third-party opinions about the Company; (xix) changes in competition in the Company’s industry; (xx) delays in sales; (xxi) timely and effective integration of newly acquired businesses; (xxii) changes in economic conditions in the Company’s vertical markets and worldwide; (xxiii) fluctuations in exchange rates; and (xxiv) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as may be updated or supplemented by any subsequent Quarterly Reports on Form 10-Q or other filings with the SEC. Readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events except as required by law.

Important Information For Investors And Stockholders

This communication is being made in respect of the proposed transaction involving QAD Inc. (the “Company”) and Thoma Bravo, L.P. In connection with the proposed transaction, the Company intends to file the relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder of the Company entitled to vote at the special meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transaction. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at https://ir.qad.com/financial-information/sec-filings. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company and the proposed transaction.

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2021 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 31, 2021, and the proxy statement and other relevant materials that will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction when it becomes available.

QAD Transaction Partner / Vendor Talking Points and Q&A

Talking Points

What We Announced / Business As Usual

●	We’ve entered into a definitive agreement to be acquired by Thoma Bravo, a leading investment firm focused on the software and technology-enabled services sector.

●	Let me emphasize upfront that you shouldn’t expect any changes to the way we work with you as a result of this announcement.

●	While this transaction means we’ll be changing ownership, we aren’t changing our strategy, structure or values.

●

I’d encourage you to read the announcement press release for additional detail, but I can share some context now on why we think this is an exciting step forward for our company, our customers and our partners.

Better Positioned to Serve Our Customers

●

QAD was built on a foundation of helping others, and as we considered our goals and the path forward, it became clear that partnering with Thoma Bravo and becoming a private company will advance our ability to further grow and serve our customers well into the future.

●

We’re confident that Thoma Bravo is an ideal partner for us. Their team has a deep understanding of the software industry and a highly successful track record of partnering with growth-oriented, innovative companies like ours.

●

Through this transaction, we will gain enhanced flexibility and resources to invest in our expanding growth opportunities, and help our customers thrive in an increasingly dynamic manufacturing environment.

●	In short, this transaction is about building on our legacy, helping our strong community of customers and partners thrive and positioning QAD for continued success.

Next Steps

●	In terms of next steps, the transaction is expected to close in the fourth quarter of 2021, subject to customary approvals and closing conditions.

●	Until then, we are continuing to operate as a public company.

●	Our entire team is committed to ensuring that this process is seamless. Please don’t hesitate to reach out with any questions.

●	Thank you for your continued support and partnership. We look forward to continuing to work together.

Q&A

7.	What does this mean for me? How will this transaction benefit partners and customers?
●	First and foremost, we aren’t changing our strategy, structure or values. You shouldn’t expect any changes to the way we work with you as a result of this announcement.
●

QAD was built on a foundation of helping others, and as we considered our goals and the path forward, it became clear that partnering with Thoma Bravo and becoming a private company will advance our ability to further grow and serve our customers well into the future.

●

As a private company supported by Thoma Bravo, we will have enhanced flexibility and resources to invest in – and capitalize on – our expanding growth opportunities to provide best-in-class software that enables our customers to thrive in a highly dynamic, rapidly evolving environment.

●	In addition, please keep in mind that today’s announcement is just the first step. Until the transaction closes, we are continuing to operate as a public company.
●	Our team is committed to ensuring that this process is seamless.

8.	Why is QAD selling itself? Why now?
●	This transaction is about building on our legacy, helping our strong community of customers and partners thrive and positioning QAD for the next four decades and beyond.
●

As the pace of innovation and change within the manufacturing industry continues to accelerate, Thoma Bravo will work with us to further grow our business, making us even better positioned to serve customers.

9.	Why did you choose to partner with Thoma Bravo?
●

Thoma Bravo is one of the largest private equity firms in the world and has a fantastic reputation. They know the software industry well and have a proven track record of partnering with innovative, high-growth software and tech companies like ours to drive value creation.

●	Partnering with Thoma Bravo will give us enhanced flexibility and resources to invest in our expanding growth opportunities, thereby helping our customers succeed as we do.

10.	How will QAD’s strategy change as a private company / under new ownership?
●	While this transaction means we’ll be changing ownership, we aren’t changing our strategy, structure or values.
●	As a private company owned by Thoma Bravo, we intend to continue operating much as we do today, but with enhanced flexibility and resources to invest in our expanding growth opportunities.
●

We are excited to have the backing and support of Thoma Bravo as we accelerate our efforts to provide best-in-class software that enables our customers to thrive in an increasingly dynamic environment.

11.	When do you expect the transaction to close?
●	The transaction is expected to close in the fourth quarter of 2021, subject to customary approvals and closing conditions.

12.	Should I expect any changes to my relationship with QAD? Who can I contact with additional questions?
●	You should not expect any changes to the way we work with you as a result of this announcement. Please continue to reach out to your usual QAD contact with any additional questions.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.” Forward-looking statements are often identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “may,” “could,” “should,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target” and “will” and similar words and terms or variations of such. These statements represent current intentions, expectations, beliefs or projections, and no assurance can be given that the results described in such statements will be achieved. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of the Company’s control. Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to, (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vi) the effect of the pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (vii) risks related to diverting management’s attention from the Company’s ongoing business operations; (viii) various risks related to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which may have material adverse effects on the Company’s business, financial position, results of operations and/or cash flows; (ix) adverse economic, market or geo-political conditions that may disrupt the Company’s business and cloud service offerings, including defects and disruptions in the Company’s services, ability to properly manage cloud service offerings, reliance on third-party hosting and other service providers, and exposure to liability and loss from security breaches; (x) uncertainties as to demand for the Company’s products, including cloud service, licenses, services and maintenance; (xi) the possibility of pressure to make concessions on pricing and changes in the Company’s pricing models; (xii) risks related to the protection of the Company’s intellectual property; (xiii) changes in the Company’s dependence on third-party suppliers and other third-party relationships, including sales, services and marketing channels; (xiv) changes in the Company’s revenue, earnings, operating expenses and margins; (xv) the reliability of the Company’s financial forecasts and estimates of the costs and benefits of transactions; (xvi) the Company’s ability to leverage changes in technology; (xvii) risks related to defects in the Company’s software products and services; (xviii) changes in third-party opinions about the Company; (xix) changes in competition in the Company’s industry; (xx) delays in sales; (xxi) timely and effective integration of newly acquired businesses; (xxii) changes in economic conditions in the Company’s vertical markets and worldwide; (xxiii) fluctuations in exchange rates; and (xxiv) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as may be updated or supplemented by any subsequent Quarterly Reports on Form 10-Q or other filings with the SEC. Readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events except as required by law.

Important Information For Investors And Stockholders

This communication is being made in respect of the proposed transaction involving QAD Inc. (the “Company”) and Thoma Bravo, L.P. In connection with the proposed transaction, the Company intends to file the relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder of the Company entitled to vote at the special meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transaction. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at https://ir.qad.com/financial-information/sec-filings. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company and the proposed transaction.

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2021 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended January 31, 2021, and the proxy statement and other relevant materials that will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction when it becomes available.